UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Grider, III, Arthur P.
   c/o Trans Global Services Inc.
   1393 Veterans Memorial Highway
   Hauppauge, New York  11788
2. Issuer Name and Ticker or Trading Symbol
   Trans Global Services Inc.
   TGSI
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   February 27, 2003
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President and CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |2/27/0|A   | |20,000            |A  |$.17       |27,100             |I     |(1)                        |
                           |3     |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |15,000             |D     |                           |
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Common Stock               |      |    | |                  |   |           |5,000              |I     |(2)                        |
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Common Stock               |      |    | |                  |   |           |4,160,714          |I     |(3)                        |
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Common Stock               |      |    | |                  |   |           |1,115,000          |I     |(4)                        |
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Common Stock               |      |    | |                  |   |           |1,739,286          |I     |(5)                        |
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Common Stock               |      |    | |                  |   |           |1,000,000          |I     |(6)                        |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Shares acquired by Nous Investment Partner, LLP of which Mr. Grider is the manager.
(2) Shares owned by the Estate of Maxine Mulkern of which Mr. Grider is executor.
(3) Shares owned by NAG Financial LLC of which Mr. Grider is the CEO and controlling person. He also has voting rights to these shares pursuant to a voting agreement dated October 3, 2002.
(4) Mr. Grider's wife Rebecca Dunn owns 1,115,000 shares of which Ms. Dunn acts as custodian under UGMA for their grandchildren for 50,000 shares and another 50,000 shares are held by Ms Dunn in trust for her daughter. Mr. Grider disclaims beneficial interest in these shares, but he has voting rights pursuant to a voting agreement, dated October 3,
2002.
(5) Mr. Grider holds the voting rights for 1,739,286 shares owned by non-affiliated persons who have signed a voting agreement, dated October 3,
2002.
(6) Mr. Grider is CEO and controlling person of, and holds the voting rights for 1,000,000 shares owned by,
Phoenix Marketing Services, Inc pursuant to a voting agreement, dated October 3, 2002.
SIGNATURE OF REPORTING PERSON
  /S/ ARTHUR P. GRIDER, III
DATE
03/03/03